EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

September 25, 2006

TSX Venture Exchange: EMR

OTC Bulletin Board: EGMCF

U.S. 20-F Registration: 000-51411

Frankfurt Stock Exchange: EML

EMGOLD’S GOLDEN BEAR CERAMICS AT WEST COAST GREEN CONFERENCE

Emgold Mining Corporation (EMR-TSX Venture) (the “Company” or “Emgold”) is pleased to announce that Golden Bear Ceramics Company (“Golden Bear”), a wholly owned subsidiary of Emgold, will be exhibiting its stone tile, manufactured from 100% waste material, at the West Coast Green Residential Building Conference from September 28th to 30th in San Francisco at the Bill Graham Civic Auditorium, Booth 103.  West Coast Green is the largest residential green building conference dedicated to the development of sustainable communities in North America.  For more information about the conference please visit their website at www.westcoastgreen.com.

As an exhibitor, Golden Bear will have the opportunity to introduce high quality 100% green stone building products to architects, designers, developers and builders who focus on green building projects or who intend to incorporate green products into future projects.  Golden Bear is introducing the high quality stone products manufactured using the Ceramext™ technology to key decision makers early in the project planning process to allow Golden Bear products to be specified.

In addition to the floor and wall tile markets, Golden Bear has also targeted the roofing market, through the manufacture and sale of roofing tiles to be produced by the Ceramext™ technology.  The current market for ceramic roofing tile is approximately USD$100 million per year out of the USD$8.9 billion annual roofing materials market in the United States.  A key driver of this market in the future is the introduction of “Cool Roof” technology.  Cool Roof technology is the application of reflective coatings to roof tile surfaces.  The high roof reflectance reduces the heat entering a building through its roof and results in lower interior temperatures and lower air conditioning demands placed on the local electrical power grid.  In 2008 it is expected that the State of California will introduce Title 24, a statewide initiative that will mandate the use of Cool Roof technology, which may be a possible driver to the tile roofing market.  Given that Golden Bear’s roof tile is made from 100% waste material, the combination with Cool Roof technology enhances Golden Bear’s potential as a supplier of 100% green ceramic roofing products.

William J. (Bill) Witte, P.Eng.

President and Chief Executive Officer

For further information please contact:
Michael O’Connor, Manager, Investor Relations
Tel:  (604) 687-4622  Fax:  (604) 687-4212
Email: info@emgold.com

No regulatory authority has approved or disapproved the information contained in this news release.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company’s website at www.emgold.com.